Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783



BAA

05 February 2002

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA



PROCESSED
MAR 05 2002
THOMSON
FINANCIAL

SUPPL

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

pp

Marcela Zeman
Head of Investor Relations

To: Marcela Zeman
Head of Investor Relations
BAA plc
130 Wilton Road
London
SW1W 1LQ

Fax: 44 20 7932 6783

From: Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Re: SEC notification 5 February 2002

BAA plc (File No 82-3372) 12g3-2(b) Exemption

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

____
Signed

____
Name

____
Date

Embargoed until 0700 hours Tuesday 5 February 2002

BAA RESULTS
FOR THE NINE MONTHS TO 31 DECEMBER 2001

INCREASED INVESTMENT SHOWS CONFIDENCE IN THE FUTURE OF AVIATION DESPITE SHORT TERM REDUCTION IN PASSENGERS

- Passenger traffic down 2.8% for nine months and 9.9% in third quarter.
- Normalised profit before tax down 4.8% to £441 million (£463 million). In the third quarter down 21% to £103 million (£130 million).
- Net retail income up 2% to £371 million (£363 million) and net retail income per passenger up 5%. In the third quarter, net retail income down 7% to £110 million (£118 million) and net retail income per passenger up 3%.
- Earnings per share before exceptionals, 28.6 pence (30.7 pence). Earnings per share after exceptionals 11.3 pence (32.5 pence).
- Investment in UK airport infrastructure up 22% to £410 million (£337 million), with total capital expenditure for the group up 22.0% to £450 million (£369 million).

An interview with BAA's Chief Executive, Mike Hodgkinson, reviewing BAA's third quarter is available for viewing on BAA's website - www.baa.com/investor.

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News Release

Heathrow Gatwick Stansted Glasgow
Edinburgh Aberdeen Southampton

Corporate Affairs
130 Wilton Road, London SW1V 1LQ
Telephone +44 (0)20 7932 6654 Fax +44 (0)20 7932 6659
www.baa.com



SUMMARY OF RESULTS – POST FRS 17 AND FRS 19

Post the change in accounting policies	9 months to 31 Dec 2001	9 months to 31 Dec 2000 (restated)	Change %
Passenger traffic	95.7m	98.4m	(2.8)
Revenue*	£1,441m	£1,478m	(2.5)
EBITDA*	£654m	£642m	1.9
Group operating profit*	£467m	£470m	(0.6)
Normalised profit before tax**	£441m	£463m	(4.8)
Profit before tax and exceptionals	£436m	£460m	(5.2)
Earnings per share before exceptionals	28.6p	30.7p	(6.8)
Earnings per share	11.3p	32.5p	(65.2)
Capital expenditure	£450m	£369m	22.0

* Continuing operations only and excludes the joint venture BAA McArthurGlen and exceptionals.
** Excludes the joint venture BAA McArthurGlen and exceptionals.

With effect from the current financial year, BAA adopted the new Financial Reporting Standards FRS 17 "Retirement Benefits" and FRS 19 "Deferred Tax" and the previous year is restated accordingly. ***There is no impact at all on the Group's underlying performance.*** The table above details the nine month results after the change in accounting policies. All comments refer to nine month results reported post the adoption of FRS 17 and FRS 19, except where noted. Full details of the changes are contained within this announcement, together with a detailed reconciliation. As from 31 March 2002, all results will reported on a post FRS 17 and FRS 19 basis only.

BAA plc, the international airport group, today announced normalised profit before tax of £441 million (31 December 2000: £463 million restated), a decrease of 4.8% on reduced passengers of 2.8%. In the third quarter, normalised profit before tax was down 21% to £103 million (£130 million restated) reflecting the aftermath of 11 September and the consequent decrease in passenger numbers of 9.9%.

Revenue for the nine months from continuing businesses decreased by 2.5% to £1,441 million (£1,478 million) due to the effects of 11 September, the cessation of the Eurotunnel contract in March 2001 and reduced property rental income. EBITDA from continuing businesses rose by 1.9% to £654 million (£642 million restated). In the third quarter EBITDA was down 8% to £182 million (£198 million restated).

Earnings per share before exceptionals decreased by 6.8% to 28.6 pence (30.7 pence restated). Earnings per share after exceptional items were 11.3 pence (32.5 pence restated) reflecting the sale of the World Duty Free Americas subsidiary last October.

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CHIEF EXECUTIVE'S COMMENT

BAA's chief executive, Mike Hodgkinson, said: "As expected, the third quarter's performance was substantially affected by the events of September 11, although we have seen passenger traffic slowly recovering, with a further small improvement expected in January. The recovery has been helped by a strong leisure market and the rapid growth of low cost carriers. Also, airport retailing has continued to perform well, though as expected, growth in net retail income per passenger in the third quarter was slower than in the first half.

"The outlook for passenger traffic is for further gradual improvement but it remains impossible to predict the exact course of recovery. However, we have to expect that it will take some time for the adverse impact of September 11 to be fully overcome.

"We welcomed the government's decision in November to permit the building of a fifth terminal at Heathrow. We have studied the Inspector's report and the 690 conditions attached to the decision. We are in the process of obtaining the detailed planning permissions we need before construction can begin with a view to opening the new terminal in the spring of 2008.

"The Civil Aviation Authority's initial proposals for the 2003-08 regulatory regime, which were also announced in November, recognised the need to encourage investment. We have made a detailed response to these proposals as part of the consultation process. The next step, in late February, is the CAA's referral to the Competition Commission in which they will make some recommendations on the regulatory outcome. The Competition Commission process is expected to last around 6 months. The regulatory review process is expected to conclude by the end of 2002.

"Despite September 11, we are confident that growth in the aviation industry will return in the long term. Investment in Britain's airport infrastructure is essential to meet the long term demand for air travel and provide the country with quality airports. We continue to make significant investment in our airports. For the nine months, capital expenditure for the group as a whole increased by 22.0% to £450 million, and for the current financial year is now likely to be in the region of £600 million."

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OPERATING AND FINANCIAL REVIEW

UK airports

Before the events of 11 September, passenger traffic was growing. In October 2001, passenger numbers declined by 12.0%. Since that date, the trend has been improving with November 2001 traffic down by 10.6% and December 2001 by 6.4%. The North Atlantic market continues to be the worst affected. Overall in the third quarter, passenger traffic was down 9.9% and UK airport operating profit was reduced by 18% to £102 million (£125 million restated).

95.7 million (98.4 million) people travelled through BAA's UK airports in the nine months to 31 December 2001, a decrease of 2.8%. In that period, UK airport operating profit was down 2% to £428 million (£438 million restated). Airport charges revenue increased by 2% to £504 million (£493 million).

UK airport retail

Despite the events of 11 September and the consequent reduction in passsenger numbers, UK airport retailing performed relatively well with net retail income for the nine months rising by 2% to £371 million (£363 million). Net retail income per passenger increased by 5% to £3.89 (£3.70).

In the third quarter, net retail income was down by 7% to £110 million (£118 million), with net retail income per passenger growth continuing, up 3% to £4.23 (£4.11).

World Duty Free Europe - UK airports

World Duty Free Europe's UK airport operations achieved a growth in revenues of 6% to £268 million (£253 million) in the nine months. Operating profit rose to £15 million (£14 million).

In the third quarter, despite the lower passenger numbers, World Duty Free Europe's UK airport revenues and operating profits remained flat at £85 million (£85 million) and £4 million (£4 million).

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Capital expenditure

Investment in the core UK airports business continued at significant levels with £410 million (£337 million) spent in the first nine months, up 22%. Major projects at Heathrow include the reconfiguration of Heathrow's terminals 1 and 4 for both domestic and long-haul traffic and the redevelopment of the terminal 3 departures area. Stansted capital projects include a major terminal extension, now partially open, and a third satellite. At Gatwick an improved aircraft stand facility has been created for the North Terminal. Substantial investment has also been made in upgrading car parks at Heathrow and Gatwick and creating new multi-storey car parks at Glasgow and Southampton.

BAA Group capital expenditure for the nine months, excluding capitalised interest, was £450 million (£369 million).

Heathrow Express

Heathrow Express operating profit remained at £6 million (£6 million) on reduced revenues of £44 million (£47 million). Heathrow Express passenger numbers for the nine months were down 1.7% as compared to passenger traffic at Heathrow which decreased by 7.7%.

BAA Lynton

BAA Lynton's operating profit was £15 million (£20 million) on revenue of £17 million (£31 million), the decreases reflecting the reduced rental income as a result of the disposals of the last two years.

BAA McArthurGlen

There was £3 million (£4 million) pre-interest profit at BAA McArthurGlen and interest costs were £8 million (£7 million).



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Cashflow, borrowings and interest charge

The overall cash outflow (before use of liquid resources and financing) amounted to £116 million (£176 million inflow). Last year benefitted from the sale of airport industrial properties and lower capital expenditure.

In the third quarter, BAA issued a £700 million 30 year bond at an interest rate of 5.75 percent, taking advantage of unusually low gilt rates and in preparation for the future capital expenditure programme. A further £200 million, on the same terms, was issued subsequent to 31 December 2001. Net debt at 31 December 2001 was £1,594 million (31 March 2001: £1,576 million).

The Group net interest charge for the nine months, excluding joint ventures, reduced to £60 million (£64 million). The capitalised interest amount was £26 million (£27 million). In the current period, as a result of the adoption of FRS 17 "Retirement Benefits", other finance income of £37 million (£48 million) has been recorded which is a net interest credit equivalent to the expected return on pension fund assets minus the expected increase in the present value of the scheme liabilities.

Taxation

The tax charge, before the impact of exceptional items, of £131 million (£133 million restated) represents an effective tax rate of 30% (29% restated). The adoption of FRS 19 has resulted in an increased tax charge, compared with the position before FRS 19, for both years and an effective tax rate this year equivalent to the corporation tax rate. There is however no impact on the amount of tax paid.



Balance sheet

At 31 December 2001, the company had net assets of £4,792 million (£4,716 million restated) supported by tangible fixed assets of £6,822 million (£6,387 million). Included in the net assets figure is a pension fund surplus of £282 million (£439 million) as required to be recorded under FRS 17.

Ends

Media enquiries:	**Steven Olivant, BAA plc** **Tel: + 44 (0)20 7932 6654**
City enquiries:	**Marcela Zeman, BAA plc** **Tel: +44 (0)20 7932 6692**

For further information on BAA, see website: www.baa.com



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Segmental summary*

	Revenue to 31 Dec 2001	Revenue to 31 Dec 2000	Operating profit to 31 Dec 2001	Operating profit to 31 Dec 2000 (restated)
Airports	£1,087m	£1,066m	£435m	£447m
World Duty Free Europe – UK airports	£268m	£253m	£15m	£14m
BAA Lynton	£17m	£31m	£15m	£20m
Rail (Heathrow Express)	£44m	£47m	£6m	£6m
Other	£142m	£340m	(£7m)	(£8m)
	£1,558m	**£1,737m**	**£464m**	**£479m**
less discontinued operations	£117m	£259m	(£3m)	£9m
TOTAL – continuing operations	**£1,441m**	**£1,478m**	**£467m**	**£470m**

* excludes the joint venture BAA McArthurGlen and exceptionals.

Results by quarter
(based on restated prior year figures)

	1st quarter	Change from 2000/01	2nd quarter	Change from 2000/01	3rd quarter	Change from 2000/01
Revenue *	£547m	(2.5%)	£578m	(6.3%)	£433m	(22.5%)
Group operating profit*	£161m	4.5%	£191m	1.1%	£112m	(17.6%)
Profit before tax and exceptionals	£150m	2.7%	£184m	0.5%	£102m	(22.1%)
Normalised profit before tax*	£152m	2.7%	£186m	0.5%	£103m	(20.8%)
Earnings per share before exceptionals	9.8 p	2.1%	12.0 p	(1.6%)	6.8p	(23.6%)

* excludes the joint venture BAA McArthurGlen and exceptionals

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BAA plc RESULTS FOR THE NINE MONTHS ENDED 31 DECEMBER 2001

Consolidated profit and loss account for the nine months ended 31 December 2001

Year ended 31 March 2001 £M (restated)		31 December 2001 £M (unaudited)	31 December 2000 £M (unaudited) (restated)
1,939	Continuing operations	1,453	1,490
322	Discontinued operations	117	259
2,261	Revenue - group and share of joint ventures	1,570	1,749
(35)	Less share of joint venture revenue – continuing operations	(12)	(12)
2,226	**Group revenue**	1,558	1,737
(1,659)	Operating costs	(1,094)	(1,258)
(8)	Operating costs - exceptional item	-	-
556	Continuing operations	467	470
(10)	Discontinued operations	(3)	(7)
13	Less utilisation of prior year provision	-	16
559	**Group operating profit**	464	479
10	Share of operating profit in joint ventures – continuing operations	3	4
1	Share of operating profit in associates – continuing operations	1	-
570		468	483
(7)	Loss on operations to be discontinued - exceptional item	-	-
(6)	Loss on disposal of discontinued operations – exceptional item	(190)	-
6	Less utilisation of prior year provision – exceptional item	-	-
24	Profit on sale of fixed assets in continuing operations - exceptional item	6	22
(3)	Loss on sale of fixed assets in discontinued operations - exceptional item	-	(3)
584	**Profit on ordinary activities before interest**	284	502
(85)	Net interest payable – group	(60)	(64)
(5)	Exceptional interest charge – group	-	-
(10)	Net interest payable - joint ventures	(8)	(7)
(1)	Net interest payable – associates	(1)	-
64	Other finance income - group	37	48
547	**Profit on ordinary activities before taxation**	252	479
(156)	Tax on profit on ordinary activities	(131)	(133)
1	Tax on exceptional items	1	-
392	**Profit on ordinary activities after taxation**	122	346
(4)	Equity minority interests	(2)	(4)
388	**Profit for the period attributable to shareholders**	120	342
(187)	Equity dividends	(65)	(64)
201	**Retained profit for the group and its share of joint ventures and associates**	55	278
36.8p	**Earnings per share**	11.3p	32.5p
36.6p	**Earnings per share before exceptionals**	28.6p	30.7p
36.1p	**Diluted earnings per share**	11.2p	31.5p

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Statement of total recognised gains and losses for the nine months ended 31 December 2001

Year ended 31 March 2001 £M (restated)		31 December 2001 £M (unaudited)	31 December 2000 £M (unaudited) (restated)
388	*Profit for the period attributable to shareholders**	120	342
158	Unrealised surplus on revaluation of investment properties	-	-
1	Share of associate's unrealised surplus on revaluation of investment properties	-	-
(232)	Loss on pension asset	(147)	(149)
70	Deferred tax associated with loss on pension asset	44	45
(7)	Currency translation differences on foreign currency net investments	-	-
378	**Total recognised gains and losses relating to the period**	17	238
	Prior period adjustment - Adoption of FRS 17	392	
	Prior period adjustment - Adoption of FRS 19	(403)	
	Total recognised gains and losses recognised since the last annual report	6	

* Including joint ventures and associates loss of £5m
(31 December 2000: loss of £3m; 31 March 2001: profit of £1m).

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Consolidated balance sheet as at 31 December 2001

31 March 2001 £M (restated)		31 December 2001 £M (unaudited)	31 December 2000 £M (restated)
	Fixed assets		
175	Intangible assets	10	175
6,636	Tangible assets	6,822	6,387
	Investments in joint ventures:		
12	Loans	38	9
60	Other investments	112	56
6,883		6,982	6,627
	Current assets		
91	Stocks	44	104
198	Debtors	214	247
265	Short-term investments	712	416
120	Cash at bank and in hand	86	121
674		1,056	888
(884)	**Creditors**: *amounts falling due within one year*	(669)	(940)
(210)	Net current assets/(liabilities)	387	(52)
6,673	**Total assets less current liabilities**	7,369	6,575
	Creditors: amounts falling due after more than one year		
(1,473)	Other creditors	(2,062)	(1,467)
(310)	Convertible debt	(311)	(390)
(1,783)		(2,373)	(1,857)
	Provisions for liabilities and charges		
	Investments in joint ventures:		
211	Share of gross assets	193	188
(231)	Share of gross liabilities	(229)	(203)
(20)		(36)	(15)
(414)	Other provisions	(444)	(414)
(434)		(480)	(429)
(12)	**Equity minority interests**	(6)	(12)
4,444	**Net assets excluding pension asset**	4,510	4,277
384	Pension asset	282	439
4,828	**Net assets including pension asset**	4,792	4,716
1,061	Share capital	1,063	1,044
3,767	Reserves	3,729	3,672
4,828	**Equity shareholders' funds**	4,792	4,716
£4.55	**Net asset value per share**	£4.51	£4.52

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Consolidated cash flow statement for the nine months ended 31 December 2001

Year ended 31 March 2001 £M (restated)		31 December 2001 £M (unaudited)	31 December 2000 £M (restated)
	Operating activities:		
559	Operating profit	464	479
222	Depreciation	180	164
11	Amortisation	6	8
8	Fixed assets written off	1	-
45	(Increase)/decrease in stocks	(11)	27
1	(Increase)/decrease in debtors	(32)	(54)
2	(Decrease)/increase in creditors	(11)	50
(25)	Decrease in provisions	-	(20)
56	Decrease in pension assets	35	43
879	**Net cash inflow from operating activities**	632	697
10	**Dividends received from joint ventures**	18	8
	Returns on investments and servicing of finance:		
(159)	Interest paid	(69)	(77)
35	Interest received	16	24
(3)	Dividends paid to minority interests	(3)	-
(127)		(56)	(53)
(125)	**Tax paid**	(72)	(57)
	Capital expenditure and financial investment:		
(527)	Additions to operational assets	(449)	(387)
(9)	Additions to investment properties	(20)	(14)
22	Sale of operational assets	-	5
119	Sale of investment properties	20	114
(25)	Additions to long-term investments	(81)	(12)
-	Sale of current asset investments	2	-
(420)		(528)	(294)
	Acquisitions and disposals:		
-	Sale of operations	13	-
(12)	Deferred consideration paid in respect of a subsidiary undertaking acquired in a prior year	-	(12)
1	Deferred consideration received in respect of the sale of a 5% interest in a subsidiary undertaking in a prior year	-	1
(11)		13	(11)
(178)	**Equity dividends paid**	(123)	(114)
28	**Cash (outflow)/inflow before use of liquid resources and financing**	(116)	176
	Management of liquid resources:		
122	Cash (placed on)/returned from deposit	(567)	5
(20)	Sale/(purchase) of commercial paper	117	(52)
102		(450)	(47)
	Financing:		
18	Issue of shares	12	5
(141)	Repurchase of own shares	-	(141)
3	Net increase in debt	520	18
(120)		532	(118)
10	**(Decrease)/increase in cash in the period**	(34)	11

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NOTES

1. This statement has been prepared in accordance with the accounting policies used in the 2000/01 annual report with the exception of the changes described in note 2.
2. The Group has applied three new accounting standards, FRS 17, FRS 18 and FRS 19 during the period. The adoption of FRS 17 and FRS 19 has required a change to the accounting treatment of pensions and deferred tax, and the prior period results have been restated accordingly. Deferred tax balances are not discounted. The adoption of FRS 18 "Accounting Policies" has not had a significant impact on the Group's results or financial position.
3. The interest charge is shown net of interest capitalised in respect of the Group of £26m (31 December 2000: £27m; 31 March 2001: £33m).
4. Other finance income of £37m (31 December 2000 restated: £48m; 31 March 2001 restated: £64m) has been included as a result of adopting FRS 17. This represents the interest charge on accrued pension liabilities offset by a credit equivalent to the Group's long term expected return on assets based on the market value of the scheme assets at the start of the period.
5. The taxation charge for the nine months ended 31 December 2001 has been based on the estimated effective rate for the full year before exceptionals of 30%. Following the adoption of FRS 17 and FRS 19 the prior period results have been restated. On a similar pre-exceptional profit basis the taxation charge for the restated nine months ended 31 December 2000 was based on a revised estimated effective rate for the full year of 29% and the taxation charge for the restated year ended 31 March 2001 was based on a revised estimated effective rate of 29%.
6. The Group's investment properties are included at 31 March 2001 valuations as adjusted for additions and disposals since that date.
7. Airport fixed assets in the course of construction include £342m (31 December 2000: £254m; 31 March 2001: £264m) in respect of Terminal 5 at Heathrow Airport for which approval in principle has now been given, subject to a number of conditions. If for any reason these conditions are not met or the regulatory outcome is unsatisfactory, and as a result the project does not proceed, costs relating to the project will be charged to the profit and loss account in the year in which a decision not to proceed is taken.
8. Liabilities include net borrowings of £1,594m (31 December 2000: £1,503m; 31 March 2001: £1,576m).
9. The information shown for the year ended 31 March 2001 does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985 and has been extracted, after restatement for FRS 17 and FRS 19, from the full financial statements for the year ended 31 March 2001 which have been filed with the Registrar of Companies. The auditors have reported on those accounts; their report was unqualified and did not contain statements under section 237(2) or (3) of the Companies Act 1985.

By order of the Board of BAA plc
Rachel Rowson
Company Secretary
4 February 2002



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RECONCILIATION - PRE AND POST FRS 17 AND FRS 19 RESULTS

With effect from the current financial year, BAA adopted the new Financial Reporting Standards FRS 17 "Retirement Benefits" and FRS 19 "Deferred Tax". *There is no impact at all on the Group's underlying performance.* The table below details the proforma results prior to the adoption of FRS 17 and FRS 19. As from 31 March 2002, all results will reported on a post FRS 17 and FRS 19 basis only.

SUMMARY OF RESULTS – PROFORMA (PRE FRS 17 AND FRS 19)

Prior to change in accounting Policies	**9 months to 31 Dec 2001**	**9 months to 31 Dec 2000**	**Change %**
Revenue*	£1,441m	£1,478m	(2.5)
EBITDA*	£683m	£678m	0.7
Group operating profit*	£496m	£506m	(2.0)
Normalised profit before tax**	£433m	£451m	(4.0)
Profit before tax and exceptionals	£428m	£448m	(4.5)
Earnings per share before exceptionals	30.2p	31.6p	(4.4)
Earnings per share	12.9p	33.4p	(61.4)
Capital expenditure	£450m	£369m	22.0

* Continuing operations only and excludes the joint venture BAA McArthurGlen and exceptionals.
** Excludes the joint venture BAA McArthurGlen and exceptionals.

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The table below provides reconciliation between the financial results before and after the changes in accounting policies.

£m	9 months to 31 December 2001			9 months to 31 December 2000		
	Pre	Adj	Post	Pre	Adj	Post
Operating profit:						
UK airports	456	(28)	428	473	(35)	438
Other businesses	41	(1)	40	46	(1)	45
Total operating profit	497	(29)	468	519	(36)	483
Exceptional items	(184)	-	(184)	19	-	19
Profit before interest	313	(29)	284	538	(36)	502
Net interest payable – Group and associates	(61)	-	(61)	(64)	-	(64)
Other finance income	-	37	37	-	48	48
Net interest payable – joint ventures	(8)	-	(8)	(7)	-	(7)
Profit on ordinary activities before taxation	244	8	252	467	12	479
Tax on profit	(105)	(25)	(130)	(111)	(22)	(133)
Profit on ordinary activities after taxation	139	(17)	122	356	(10)	346
Equity minority interests	(2)	-	(2)	(4)	-	(4)
Profit for the period attributable to shareholders	137	(17)	120	352	(10)	342
Earnings per share before exceptionals (pence)	30.2p	(1.6)p	28.6p	31.6p	(0.9)p	30.7p
Normalised profit before tax*	433	8	441	451	12	463

* Excludes the joint venture BAA McArthurGlen and exceptionals.

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Accounting Policy Change - FRS 19 "Deferred Tax"

In the current period, BAA has adopted the new Financial Reporting Standard FRS 19 "Deferred Tax" which requires full provision for timing differences to be made in the accounts for deferred tax. Since BAA is a capital intensive company, it has had historically an effective tax rate below the standard rate, principally due to high capital allowances, thereby reducing taxable profits to a greater extent than depreciation reduced accounting profits. Under the old standard (SSAP 15), provision for deferred tax was only required if it was expected that this relationship would reverse in the foreseeable future. Given BAA's ongoing large capital programme, it was expected that high capital allowances would continue to be generated, in excess of depreciation, and therefore, under the old accounting standard, there was no requirement to provide for deferred tax on capital allowances.

Under FRS 19, BAA is required to make full provision for deferred tax in respect of timing differences, recognising in total the potential future tax impact of past transactions and ignoring the likely future high capital allowances that will be generated by the forecast capital programme. The change to full provision will reduce earnings by increasing the profit and loss account tax charge, and reduce net asset values by increasing provisions. This in turn will affect accepted profitability and financing measures such as P/E ratios, earnings ratios and gearing ratios. There will be no impact on cashflows.

BAA's accounts have been prepared to reflect deferred tax on a full provisioning basis. No discounting has been applied. As a result, for the first nine months BAA's effective tax rate is increased by 5.1% to 30% and the pre-exceptional tax charge is £131 million, of which £23 million relates to deferred tax. The amount of the deferred tax liability provided for in the balance sheet is £424 million of which £403 million is the cumulative prior period effect of this change of accounting policy and has been charged to reserves. The deferred tax is not expected to crystallise in the foreseeable future.

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The table below summarises the impact of the adoption of FRS 19 on the Group's financial results (after the adoption of FRS 17) in the current period:

For period ending 31 December 2001	**Post adoption of FRS 19 "Deferred Tax"**	**Pre adoption of FRS 19 "Deferred Tax"**
P&L impact: Effective tax rate	30.0%	24.9%
Pre-exceptional tax charge	(£131m)	(£108m)
B/S impact:		
Full deferred tax (liability)/asset	(£424m)	-
Gearing (post FRS 17)	33.3%	30.6%

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Accounting Policy Change - FRS 17 "Retirement Benefits"

In line with best practice, BAA has adopted early the new Financial Reporting Standard FRS 17 "Retirement Benefits" which replaces SSAP 24 "Accounting for Pension Costs". BAA's principal UK pension fund is a defined benefit scheme which is self administered.

Under the previous accounting policy, the surplus in the pension scheme (as defined at the time of the last actuarial valuation in September 1999) was amortised over the average remaining service lives of relevant employees and effectively served to reduce the charge to the profit and loss account for pension costs. On this basis, the pension scheme surplus would be eliminated by 2014. The profit and loss charge comprised a regular pension cost net of spreading of surplus and a notional interest credit. The pension fund surplus was not included on the Group's balance sheet. The only balance sheet item was a provision representing the cumulative difference between pension charges included in the profit and loss account and actual payments made to the scheme.

Under FRS 17, the accounting treatment for company pension funds has changed significantly. The full service cost of pension provision relating to the period, together with the cost of any benefits relating to past service is charged to operating profit.

Two new items are included in the profit and loss account under "other finance income - Group":

- a charge equal to the expected increase in the present value of the scheme liabilities because the benefits are closer to settlement; and netted against this

- a credit equivalent to the Group's long-term expected return on assets based on the market value of the scheme assets at the start of the period.

The difference between the market value of the assets of the scheme and the present value of accrued pension liabilities is shown as a new asset on the balance sheet net of deferred tax. Any difference between the expected return on assets and that actually achieved is recognised in the statement of recognised gains and losses along

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with differences which arise from experience or assumption changes. This in turn will affect accepted profitability and financing measures such as P/E ratios, earnings ratios and gearing ratios.

The table below details the impact of the adoption of FRS 17 on the Group's financial results in the current period:

For period ending 31 December 2001	**Post adoption of FRS 17 "Retirement Benefits"**	**Pre adoption of FRS 17 "Retirement Benefits"**
P&L impact:		
Operating costs		
Group pension cost:		
· regular pension cost	(£35m)	(£32m)
· spreading of surplus	-	£8m
· notional interest earned on surplus	-	£18m
Total charge to operating profit	(£35m)	(£6m)
Interest and other finance income:		
· expected return on pension scheme assets	£87m	-
· interest on pension scheme liabilities	(£50m)	-
Other finance income	£37m	-
Total impact on Profit before tax	£2m	(£6m)
B/S impact:		
Pension provision	-	(£14m)
Pension fund asset	£282m	-

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Accounting Policy Changes - Combined Impacts of adoption of FRS 17 "Retirement Benefits" and FRS 19 "Deferred Tax"

For period ending 31 December 2001	Post adoption of FRS 17 "Retirement Benefits" and FRS 19 "Deferred Tax"	Pre adoption of FRS 17 "Retirement Benefits" and FRS 19 "Deferred Tax"
P&L impact:		
Profit before tax and exceptionals	£436m	£428m
Effective tax rate (%)	30.0%	24.7%
Tax charge before exceptionals	(£131m)	(£106m)
Minority interests	(£2m)	(£2m)
Profit for the year attributable to shareholders before exceptionals	£303m	£320m
Earnings per share before exceptionals (pence)	28.6p	30.2p
B/S impact:		
Pension provision	-	(£14m)
Pension fund asset	£282m	-
Full deferred tax (liability)/asset	(£424m)	£4m
Corporation tax liability	-	(£1m)
Net asset impact	**(£142m)**	**(£11m)**
Net assets	£4,792m	£4,923m
Net debt	(£1,594m)	(£1,594m)
Gearing	33.3%	32.4%